CONTACT:
MEDIA: Janet Ko
(905) 267-4226, janet.ko@mdsinc.com

INVESTORS: Catherine Love
                              (905) 267-4230, catherine.love@mdsinc.com
 For Immediate Release:

MDS Reports Preliminary Fourth Quarter and Fiscal 2009 Financial Results

TORONTO, CANADA, January 21, 2010 – MDS Inc. (TSX: MDS; NYSE: MDZ), a leading provider of products and services to the global life sciences markets, today reported preliminary and unaudited financial results for the three-month period ended October 31, 2009 and for the full 2009 fiscal year ended October 31, 2009.  MDS intends to file financial results for fiscal 2009 on or before January 29, 2010.

As a result of the strategic repositioning announced in September 2009, including the expected sale of MDS Analytical Technologies and the intended sale of MDS Pharma Services, the Company has reported the results for these businesses as discontinued operations for all periods presented herein.  Continuing operations now focus solely on the MDS Nordion business, as well as Corporate and Other functions.

For the fourth quarter of 2009, MDS reported revenues from continuing operations of $51 million, a loss of $19 million and a loss per share of $0.15.  This compares with revenues of $84 million, a loss of $264 million, and a loss per share from continuing operations of $2.19 for the corresponding period in 2008, which included a $246 million after-tax charge to write off the MAPLE Facilities. Adjusted EBITDA from continuing operations was $4 million, compared with $2 million in the prior year. Adjusted loss per share was $0.10 versus $0.08 for the same period in 2008.

Including discontinued operations, MDS reported a loss of $58 million in the fourth quarter, compared with a $575 million loss in the prior year.  Current quarter results include a $25 million loss related to the sale of the Company’s Late Stage operations and an estimated loss of $13 million related to the intended sale of Early Stage operations, both of which were reported in discontinued operations. In the fourth quarter of 2008, the Company wrote down $320 million of goodwill related to MDS Pharma Services.

Fourth Quarter 2009 and Selected Fiscal 2009 Highlights
•
MDS reported revenues from continuing operations of $51 million for the fourth quarter of 2009, down from revenue of $84 million in the corresponding period in 2008. Excluding the impact of foreign exchange and divestitures, revenues decreased 40%.  For the full 2009 fiscal year, the Company reported revenues from continuing operations of $231 million, down from $296 million in the corresponding period in 2008.  Excluding the impact of foreign exchange and divestitures, revenues decreased 10%.

•
MDS recorded adjusted EBITDA from continuing operations of $4 million for the three months ended October 31, 2009, compared to $2 million in the prior year.   For the 2009 fiscal year, MDS recorded adjusted EBITDA from continuing operations of $32 million versus $26 million in 2008.

•
MDS Nordion continued to be adversely impacted by the prolonged shutdown of Atomic Energy of Canada Ltd.’s (AECL) National Research Universal (NRU) reactor. Adjusted EBITDA in the fourth quarter 2009 for MDS Nordion was $11 million, versus $21 million last year.  The fourth quarter of 2009 includes an unrealized embedded derivative charge of $1 million versus a charge of $13 million in 2008.  For fiscal 2009, MDS Nordion recorded adjusted EBITDA of $73 million, versus $79 million last year.  Fiscal 2009 includes an unrealized embedded derivative gain of $8 million, versus a charge of $15 million in 2008.

•	MDS continues to have a strong cash position, with $298 million as of the end of the fourth quarter of 2009.
•
On September 2, 2009, MDS entered into an agreement to sell its MDS Analytical Technologies business to Danaher Corporation for $650 million in cash.  Following the close of this transaction, the Company currently intends to return approximately $400 million to $450 million of sale proceeds to shareholders by way of a share buyback.  Also on September 2, 2009, MDS announced that it intends to sell its remaining MDS Pharma Services business.

•
On September 17, 2009, the Company announced a CEO transition plan and Steve West, President of MDS Nordion, was appointed Chief Operating Officer of MDS Inc.  Subsequent to the end of the quarter, on January 8, 2010, MDS announced the appointment of Mr. West as Chief Executive Officer of MDS Inc., and the departure of President and Chief Executive Officer Stephen P. DeFalco from the Company.  MDS also announced that Peter Dans, currently Senior Vice-President, Finance, MDS Inc., will become Chief Financial Officer, effective February 1, 2010.  Doug Prince, currently Executive Vice-President and CFO, MDS Inc., is expected to leave the organization in March 2010.

“With the strategic repositioning of MDS under way, we are focused on completing the announced transactions, and on preparing MDS Nordion to become a stand-alone company,” said Mr. West.  “Despite the prolonged shutdown of AECL’s NRU reactor, MDS Nordion continued to deliver positive returns from its radiotherapeutics and sterilization operations.”

Operating Segment Results – Continuing Operations
MDS Inc.
	Fourth Quarter			Fiscal Year

(millions of U.S. dollars)	Q4 2009	Q4 2008	% Change Reported	Q4 2009	Q4 2008	% Change Reported
Revenues	$51	$84	(39%)	$231	$296	(22%)
Adjusted EBITDA	$4	$2	100%	$32	$26	23%
	8%	2%		14%	9%

MDS Inc.’s continuing operations consist of the MDS Nordion business, as well as corporate functions reported as Corporate and Other.  These functions include finance, information technology, human resources, and certain assets and liabilities expected to be retained by MDS upon the completion of the strategic repositioning plan.

MDS Nordion
	Fourth Quarter			Fiscal Year

(millions of U.S. dollars)	Q4 2009	Q4 2008	% Change Reported	Q4 2009	Q4 2008	% Change Reported
Revenues	$51	$84	(39%)	$231	$296	(22%)
Adjusted EBITDA	$11	$21	(48%)	$73	$79	(8%)
	22%	25%		32%	27%

MDS Nordion’s revenue for the fourth quarter of 2009 was $51 million, compared with $84 million last year, primarily driven by AECL’s shutdown of the NRU reactor in May 2009 and by lower cobalt volumes. MDS Nordion’s results were positively impacted by strength in its radiotherapeutics business, largely driven by TheraSphere®, where revenues increased to $20 million, up more than 25% year over year.  Adjusted EBITDA was $11 million, versus $21 million in the prior-year period as the impact of lower revenue was only partially offset by favourable pricing, productivity and the year-over-year change in embedded derivative expense.   In the fourth quarter of 2009, an embedded derivative loss of $1 million was recorded, compared with a $13 million loss for the corresponding period in 2008.

Corporate and Other
	Fourth Quarter			Fiscal Year

(millions of U.S. dollars)	Q4 2009	Q4 2008	% Change Reported	Q4 2009	Q4 2008	% Change Reported
Selling, general and administration	$(11)	$(19)	42%	$(39)	$(57)	32%
Adjusted EBITDA	$(7)	$(19)	63%	$(41)	$(53)	23%

Selling, general and administration (SG&A) expenses in the fourth quarter of 2009 were $11 million compared with $19 million last year. This was primarily driven by lower compensation costs due to workforce reductions, cost-control initiatives and lower stock-based compensation expense. During the quarter, MDS recorded $9 million in restructuring charges related to the Company’s intended closure of its Toronto, Ontario corporate headquarters.

Operating Segment Results – Discontinued Operations
During fiscal 2009, as a result of the Company’s ongoing strategic review process, MDS sold its MDS Pharma Services Phase II-IV and Central Labs operations, and disclosed its intention to sell the remaining MDS Pharma Services Early Stage operations.   The Company also announced a sale agreement to sell MDS Analytical Technologies.  As a result, the Company has reported the results of operations of MDS Pharma Services and MDS Analytical Technologies as discontinued operations for all periods presented herein.

Discontinued Operations
	Fourth Quarter			Fiscal Year

(millions of U.S. dollars)	Q4 2009	Q4 2008	% Change Reported	Q4 2009	Q4 2008	% Change Reported
Loss from discontinued operations, net of income taxes	$(39)	$(311)	87%	$(120)	$(307)	61%

In the fourth quarter of 2009, MDS recorded a loss from discontinued operations, net of income taxes, which includes operating results from MDS Analytical Technologies and MDS Pharma Services.  In addition, in the fourth quarter, the Company recorded a $25 million after-tax loss on the sale of its Central Labs business and an estimated $13 million pre-tax loss, which includes recognition of an unrealized foreign currency translation gain of $44 million, on the intended sale of MDS Pharma Services Early Stage operations.  Prior-year results included a $320 million write-down of goodwill related to MDS Pharma Services.

In October 2009, MDS sold its Central Labs operation to Czura Thornton for proceeds of approximately $6 million, and completed its exit from the late-stage market. The Company expects to receive approximately $2 million from transition services, and the purchase price may be increased by up to $4 million if certain performance thresholds are attained by Central Labs following the closing.

Consolidated Results of Continuing and Discontinued Operations
(millions of U.S. dollars)	Fourth Quarter		Fiscal Year
	Q4 2009	Q4 2008	Q4 2009	Q4 2008
Revenues from continuing operations	$51	$84	$231	$296
Operating loss from continuing operations	$(12)	$(353)	$(2)	$(355)
Loss from continuing operations	$(19)	$(264)	$(15)	$(246)
Loss from discontinued operations, net of income taxes	$(39)	$(311)	$(120)	$(307)
Net loss	$(58)	$(575)	$(135)	$(553)
Basic and diluted loss per share
- from continuing operations	$(0.15)	$(2.19)	$(0.12)	$(2.02)
- from discontinued operations	$(0.33)	$(2.58)	$(1.00)	$(2.52)
Basic and diluted loss per share	$(0.48)	$(4.77)	$(1.12)	$(4.54)

In the fourth quarter of 2009, MDS recorded a consolidated loss from continuing and discontinued operations of $58 million, compared with $575 million in the prior year.

Subsequent Events
On November 3, 2009, MDS and Danaher received a Second Request for Information from the U.S. Federal Trade Commission (FTC) with respect to a global market segment that MDS and Danaher estimate generates less than $50 million in annual revenues for all sellers combined. Both companies continue to work with the FTC toward the resolution of this matter. On December 11, 2009, MDS announced that it was served with a Notice of Application from PerkinElmer, Inc., with whom

MDS has a joint-venture to develop, manufacture and sell inductively coupled plasma mass spectrometers. The Notice relates to the sale of MDS Analytical Technologies and seeks a range of alternative possible remedies.

MDS Strategic Repositioning
On September 2, 2009, MDS announced it had reached an agreement to sell its MDS Analytical Technologies business to Danaher Corporation for $650 million in cash. The sale was approved by shareholders at a Special Meeting on October 20, 2009.  MDS currently intends to return approximately $400 million to $450 million of sale proceeds to shareholders by way of a share buyback. The Company currently expects the sale to close before the end of the first calendar quarter of 2010, subject to the satisfaction of the conditions to closing.

MDS also announced on September 2, 2009 that it intends to sell its remaining MDS Pharma Services business, a leading provider of innovative drug discovery and early-stage development solutions for pharmaceutical and biotechnology companies. The Company continues to have discussions with interested parties. There can be no assurance that MDS will complete a transaction involving MDS Pharma Services. While the Company believes it is probable that a sale of MDS Pharma Services will occur, in the unlikely event that MDS determines there is not an acceptable transaction, it currently intends to retain and invest in building the business. Upon completion of these transactions, the Company would be focused solely on its MDS Nordion business, a global leader in the provision of innovative technologies for use in medical imaging and radiotherapeutics, and sterilization technologies.

Additional background materials pertaining to the new strategic direction for MDS Inc. can be found on MDS Inc.’s Website at http://www.mdsinc.com/strategic_repositioning_of_mds/index.asp.

Conference Call
MDS will hold a conference call today at 9:30 a.m. EST to discuss fourth quarter and full-year 2009 results. This call will be Webcast live at www.mdsinc.com, and be available in archived format at www.mdsinc.com/news_events/webcasts_presentations.asp after the call.

About MDS Inc.
MDS Inc. (TSX: MDS; NYSE: MDZ) is a global life sciences company that provides market-leading products and services that customers need for the development of drugs and the diagnosis and treatment of disease. MDS Inc. is a leading global provider of innovative technologies for use in medical imaging and radiotherapeutics, sterilization, pharmaceutical contract research, and analytical instruments. MDS has more than 3,500 highly skilled people in 13 countries. Find out more at www.mdsinc.com or by calling 1-888-MDS-7222, 24 hours a day.

Caution Concerning Forward-Looking Statements
From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including under applicable Canadian securities laws and the “safe harbour” provisions of the U.S. Private Securities Litigation Reform Act of 1995. This document contains forward-looking statements, including statements with respect to the impact of the proposed sale of MDS Analytical Technologies on the Company’s operations and financial results, the strategy of the continuing businesses, the proposed use of proceeds from the sale of MDS Analytical Technologies, if completed, the Company’s intention to sell other assets of the Company, as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. The words “may”, “could”, “should”, “would”, “suspect”, “outlook”, “believe”, “plan”, “anticipate”, “estimate”, “expect”, “intend”, “forecast”, “objective”, “optimistic”, and words and expressions of similar import, are intended to identify forward-looking statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, which give rise to the possibility that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: management of operational risks; the strength of the global economy, in particular the economies of Canada, the U.S., the European Union, Asia, and the other countries in which we conduct business; the stability of global equity markets; our ability to complete the proposed sale of MDS Analytical Technologies and the intended sale of MDS Pharma Services in a timely manner, or at all; our ability to retain customers as a result of any perceived uncertainty relating to the proposed sale of MDS Analytical Technologies and the intended sale of MDS Pharma Services; the fact that our operations will be substantially reduced as a result of the proposed sale of MDS Analytical Technologies and the intended sale of MDS Pharma Services; our likely need to negotiate a new credit agreement which may not be on terms favourable to us; liabilities that we will retain of businesses sold; our ability to complete other strategic transactions and to execute them successfully; our ability to remain in compliance with our senior unsecured notes and credit facilities covenants; our ability to secure a reliable supply of raw materials, particularly cobalt and critical medical isotopes; the impact of the movement of certain currencies relative to other currencies, particularly the U.S. dollar, Canadian dollar and the Euro; changes in interest rates in Canada, the U.S., and elsewhere; the effects of competition in the markets in which we operate; the timing and technological advancement of new products introduced by us or by our competitors; our ability to manage our research and development; the impact of changes in laws, trade policies and regulations, and enforcement thereof; regulatory actions; judicial judgments and legal proceedings; our ability to maintain adequate insurance; our ability to successfully realign our organization, resources and processes; our ability to retain key personnel; our ability to have continued and uninterrupted performance of our information technology systems; our ability to compete effectively; the risk of environmental liabilities; our ability to maintain effectiveness of our clinical trials; new accounting standards that impact the methods we use to report our financial condition; uncertainties associated with critical accounting assumptions and estimates; the possible impact on our businesses from third-party special interest groups, certain of our employees subject to collective-bargaining, environmental and other regulations; natural disasters; public-health emergencies and pandemics; international conflicts and other developments including those relating to terrorism; other risk factors described in section 3.10 of our AIF and described in our Notice of Special Meeting of Shareholders of MDS Inc. and Management Proxy Circular dated September 17, 2009; and our success in anticipating and managing these risks.

The foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf, except as required by law.

Also note that all financial data is shown based on U.S. Generally Accepted Accounting Principles (GAAP). MDS converted to U.S. GAAP reporting with the filing of the Company’s 2007 Annual Report and financial statements on January 29, 2008.

Use of Non-GAAP Financial Measures

In addition to measures based on U.S. GAAP used in this report, the following terms are also used: adjusted earnings before interest, taxes, depreciation and amortization (adjusted EBITDA); adjusted EBITDA margin; adjusted earnings per share; operating working capital; and net revenue. These terms are not defined by GAAP and our use of such terms may vary from that of other companies. In addition, measurement of growth is not defined by GAAP and our use of growth may vary from that of other companies. Where relevant, and particularly for earnings-based measures, we provide tables in this document that reconcile the non-GAAP measures used to amounts reported on the face of the consolidated financial statements. Our executive management team assesses the performance of our businesses based on a review of results comprising GAAP measures and these non-GAAP measures. We also report on our performance to the Company’s Board of Directors based on these GAAP and non-GAAP measures. In fiscal 2009, net revenues, adjusted EBITDA, and operating working capital are the primary metrics for our annual incentive compensation plan for senior management. In fiscal 2008, adjusted EBITDA and operating working capital were the primary metrics for our annual incentive compensation plan for senior management. We provide this non-GAAP detail so that readers have a better understanding of the significant events and transactions that have had an impact on our results, and so that these events and transactions can be viewed from our management’s perspective.

MDS Inc. CONSOLIDATED STATEMENTS OF FINANCIAL POSITION [Preliminary and unaudited]
As of October 31 (millions of U.S. dollars, except share amounts)	2009	2008
ASSETS
Current assets
Cash and cash equivalents	$298	$117
Accounts receivable	45	49
Notes receivable	16	75
Inventories	28	24
Income taxes recoverable	2	56
Current portion of deferred tax assets	16	22
Other current assets	13	3
Assets of discontinued operations	941	1,245
Total current assets	1,359	1,591

Property, plant and equipment	131	124
Deferred tax assets	39	-
Long-term investments	6	16
Other long-term assets	91	105
Total assets	$1,626	$1,836
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$26	$31
Accrued liabilities	82	84
Current portion of deferred revenue	5	6
Current portion of long-term debt	30	17
Liabilities of discontinued operations	214	303
Total current liabilities	357	441

Long-term debt	237	257
Deferred revenue	14	9
Deferred tax liabilities	-	21
Other long-term liabilities	24	18
Total liabilities	632	746

Shareholders’ equity
Common shares at par – Authorized shares: unlimited; Issued and outstanding shares: 120,137,229 and 120,137,229 as of October 31, 2009 and October 31, 2008, respectively	489	489
Additional paid-in capital	79	75
Retained earnings	166	301
Accumulated other comprehensive income	260	225
Total shareholders’ equity	994	1,090
Total liabilities and shareholders’ equity	$1,626	$1,836

MDS Inc. CONSOLIDATED STATEMENTS OF OPERATIONS [Preliminary and unaudited]
Years ended October 31 (millions of U.S. dollars, except per share amounts)	2009	2008
Revenues	$231	$296
Costs and expenses
Direct cost of revenues	122	153
Selling, general and administration	79	105
Research and development	3	3
Depreciation and amortization	24	25
MAPLE Facilities write-off	-	341
Restructuring charges, net	9	1
Change in fair value of embedded derivatives	(8)	15
Other expenses (income), net	4	8
Total costs and expenses	233	651
Operating loss from continuing operations	(2)	(355)
Interest expense	(8)	(3)
Interest income	8	12
Change in fair value of interest rate swaps	-	2
Loss from continuing operations before income taxes	(2)	(344)
Income tax expense (recovery)
- current	11	33
- deferred	2	(131)
	13	(98)
Loss from continuing operations	(15)	(246)
Loss from discontinued operations, net of income taxes	(120)	(307)
Net loss	$(135)	$(553)

Basic loss per share
- from continuing operations	$(0.12)	$(2.02)
- from discontinued operations	(1.00)	(2.52)
Basic loss per share	$(1.12)	$(4.54)
Diluted loss per share
- from continuing operations	$(0.12)	$(2.02)
- from discontinued operations	(1.00)	(2.52)
Diluted loss per share	$(1.12)	$(4.54)

MDS Inc. CONSOLIDATED STATEMENTS OF CASH FLOWS [Preliminary and unaudited]
Years ended October 31 (millions of U.S. dollars)	2009	2008
Operating activities
Net loss	$(135)	$(553)
Loss from discontinued operations, net of income taxes	(120)	(307)
Loss from continuing operations	(15)	(246)
Adjustments to reconcile net loss to cash provided by (used in) operating activities relating to continuing operations:
Items not affecting current cash flows	3	243
Changes in operating assets and liabilities	93	(107)
Cash provided by (used in) operating activities of continuing operations	81	(110)
Cash provided by (used in) operating activities of discontinued operations	94	89
Cash provided by (used in) operating activities	175	(21)
Investing activities
Purchase of property, plant and equipment	(10)	(13)
Proceeds on sale of property, plant and equipment	-	2
Proceeds on sale of short-term investments	-	101
Proceeds on sale of long-term investments	-	7
Proceeds on sale of businesses	-	15
Decrease (increase) in restricted cash	(3)	1
Cash provided by (used in) investing activities of continuing operations	(13)	113
Cash provided by (used in) investing activities of discontinued operations	12	(53)
Cash provided by (used in) investing activities	(1)	60
Financing activities
Repayment of long-term debt	(6)	(79)
Issuance of shares	-	7
Repurchase of shares	-	(44)
Cash used in financing activities of continuing operations	(6)	(116)
Cash used in financing activities of discontinued operations	(6)	(10)
Cash used in financing activities	(12)	(126)
Effect of foreign exchange rate changes on cash and cash equivalents	19	(18)
Net increase (decrease) in cash and cash equivalents during the year	181	(105)
Cash and cash equivalents, beginning of year	117	222
Cash and cash equivalents, end of year	$298	$117

MDS Inc. Consolidated operating highlights from Continuing Operations and reconciliation of consolidated Adjusted EBITDA from Continuing Operations

(millions of U.S. dollars)

Fourth Quarter			Fiscal Year
2009	2008		2009	2008
$51	$84	Total revenues	$231	$296
$(19)	$(264)	Net loss from continuing operations	$(15)	$(246)
7	(89)	Income tax expense (recovery)	13	(98)
-	-	Net interest expense (income)	-	(9)
-	-	Change in fair value of interest rate swaps	-	(2)
7	6	Depreciation and amortization	24	25
$(5)	$(347)	EBITDA	$22	$(330)
9	1	Restructuring charges, net	9	1
-	7	Write-down of investments and valuation provisions	1	10
-	341	MAPLE facilities write-off	-	341
-	-	Loss on sale of business	-	4
$4	$2	Adjusted EBITDA	$32	$26
8%	2%	Adjusted EBITDA margin	14%	9%

Consolidated operating highlights and reconciliation of consolidated Adjusted Income from Continuing Operations

(millions of U.S. dollars)

	Fourth Quarter		Fiscal Year
	2009	2008	2009	2008
Loss from continuing operations – as reported	$(19)	$(264)	$(15)	$(246)
Adjusted for (after tax):
Restructuring charges, net	6	1	6	1
Write-down of investments/valuation provisions	-	7	1	10
MAPLE facilities write-down	-	246	-	246
Change in fair value of interest rate swaps	-	-	-	(2)
Write-off of tax assets	-	-	9	-
Tax rate changes	-	-	-	(11)
Loss on sale of business	-	-	-	2
Adjusted (loss) income from continuing operations	$(13)	$(10)	$1	$-

Consolidated operating highlights and reconciliation of consolidated Adjusted Earnings Per Share

	Fourth Quarter		Fiscal Year
	2009	2008	2009	2008
Basic loss per share from continuing operations – as reported	$(0.15)	$(2.19)	$(0.12)	$(2.02)
Adjusted for:
Restructuring charges, net	0.05	0.01	0.05	0.01
Write-down of investments/valuation provisions	-	0.06	0.01	0.08
MAPLE facilities write-down	-	2.04	-	2.02
Change in fair value of interest rate swaps	-	-	-	(0.02)
Write-off of tax assets	-	-	0.08	-
Tax rate changes	-	-	-	(0.09)
Loss on sale of business	-	-	-	0.02
Adjusted (loss) earnings per share from continuing operations	$(0.10)	$(0.08)	$0.02	$-

Notes
1.  Continuing Operations

Fourth quarter fiscal 2009 compared to the fourth quarter fiscal 2008

Revenues from continuing operations
Revenues from continuing operations in the fourth quarter of fiscal 2009 of $51 million were $33 million lower compared to the comparative fourth quarter of fiscal 2008, primarily due to lower revenues in medical imaging and radiotherapeutics, and sterilization technologies. These lower revenues were primarily driven by AECL’s NRU reactor shutdown and lower cobalt supply.

Selling, general and administration (SG&A)
SG&A expenses in the fourth quarter of fiscal 2009 of $21 million were $10 million lower compared to the fourth quarter of fiscal 2008 primarily due to lower compensation cost due to workforce reductions and cost control initiatives.

Other income (expenses), net
Other income in the fourth quarter of fiscal 2009 of $5 million was $10 million higher compared to fiscal 2008. This was primarily due to a $7 million valuation provision and charge related to the investment in Entelos recorded in fiscal 2008, partially offset by foreign exchange losses on revaluation of certain assets and liabilities in fiscal 2009.

Net loss
The $19 million net loss from continuing operations in the fourth quarter of fiscal 2009 improved by $245 million compared to the fourth quarter of fiscal 2008. This decrease was due to a $341 million MAPLE Facilities write-off in the fourth quarter of fiscal 2008, a $12 million increase in fair value of the embedded derivatives recorded in the fourth quarter of fiscal 2009, $10 million of lower SG&A expenses for the fourth quarter of fiscal 2009, and a $7 million valuation provision and charge related to the investment in Entelos recorded in the fourth quarter of fiscal 2008. This was partially offset by lower revenues from both medical imaging and radiotherapeutics, and sterilization technologies in the fourth quarter of fiscal 2009 and a $9 million restructuring charge recorded due to the strategic repositioning in the fourth quarter of fiscal 2009.

Adjusted EBITDA
Adjusted EBITDA in the fourth quarter of fiscal 2009 of $4 million was $2 million higher compared to the fourth quarter of fiscal 2008.  This was primarily due to the lower revenues from both the medical imaging, lower cobalt supply and the negative impact of foreign exchange on the revaluation of certain of the assets and liabilities, partially offset by a $12 million increase in fair value of the embedded derivatives, lower compensation cost due to workforce reductions and other cost control initiatives.

The adjusting items in the fourth quarter of fiscal 2009 include a $9 million restructuring charge due to the strategic repositioning.

The adjusting items in the fourth quarter of fiscal 2008 includes a $341 million non-cash MAPLE Facilities write-off, a $7 million valuation provision and charge related to the investment in Entelos, and a $1 million restructuring charge for lease termination costs of the headquarter offices in Canada.

2.  Discontinued operations

As a result of its ongoing strategic activities, the Company has completed the sale of MDS Pharma Services Phase II-IV and Central Labs operations and announced its intention to sell its remaining MDS Pharma Services Early Stage operations and the planned sale of MDS Analytical Technologies. Each of these divestitures is described in more details below.

Sale of MDS Pharma Services Phase II-IV
On July 1, 2009, the Company completed the sale of MDS Pharma Services Phase II-IV (Phase II-IV) for total cash consideration of $50 million, subject to certain closing adjustments including final working capital, cash, and indebtedness amounts. The consideration includes $10 million in restricted cash that will be paid or released to MDS upon meeting post closing obligations (subject to set off for any claims for breach of representations and warranties under the sale agreement) and $3 million to be paid following the delivery of certain tax certifications. MDS expects the $10 million to be released to the Company within 15 months from the closing date of July 1, 2009.

Total assets disposed of are $103 million (2008 - $105 million), which includes accounts receivable of $49 million (2008 - $49 million) and unbilled revenue of $27 million (2008 - $42 million). Total liabilities disposed of are $67 million (2008 - $61 million), which includes accounts payable and accrued liabilities of $26 million (2008 - $25 million) and deferred revenue of $39 million (2008 - $33 million). During the fourth quarter of fiscal 2009, the sale of Phase II-IV was finalized and the Company recorded an after tax loss of $7 million on the sale, which is included in “(Loss) income from discontinued operations, net of income taxes” on the consolidated statements of operations. The loss on sale includes a $4 million closing adjustment, which is a reduction in the sale proceeds, and recognition of an unrealized foreign currency translation gain of $8 million.

As part of the sale of Phase II-IV, the Company signed a Transition Services Agreement (TSA) to provide certain post closing transition services to the buyer for a period of six months from the closing date with an option by the buyer to extend for an additional six months. The total cash consideration includes $2 million related to the TSA in which $1 million has been recorded in “(Loss) income from continuing operations” in the consolidated statements of operations in fiscal 2009 and the remainder will be recorded in the first quarter of fiscal 2010 when the TSA is anticipated to be completed.

Sale of MDS Pharma Services Central Labs
On October 30, 2009, the Company completed the sale of MDS Pharma Services Central Labs (Central Labs) for total cash consideration of $6 million, subject to certain closing adjustments. Total assets disposed of are $63 million (2008 - $77 million), which includes accounts receivable of $42 million (2008 - $40 million). Total liabilities disposed of are $18 million (2008 - $27 million), which includes accounts payable and accrued liabilities of $13 million (2008 - $22 million). The Company has recorded an after tax loss of $25 million on the sale. The loss on sale includes a $13 million preliminary closing adjustment, which is an increase in the sale proceeds, and recognition of an unrealized foreign currency translation gain of $4 million. The Company expects to finalize the loss on the sale during fiscal 2010 for post-closing adjustments.

As part of the sale of Central Labs, the Company signed a TSA to provide certain post closing transition services to the buyer for a period of six months from the closing date with an option by the buyer to extend for an additional six months. In addition to the total consideration of $6 million, the Company is expected to receive an additional $2 million in cash related to this TSA during fiscal 2010. No amounts have been recorded in fiscal 2009 in the consolidated statements of operations related to the TSA.

Intent to sell MDS Pharma Services Early Stage
On September 2, 2009, the Company announced that it intends to sell its remaining MDS Pharma Services Early Stage operations (Early Stage). As a result of this decision, the Company has reflected the total assets and total liabilities of Early Stage at the lower of their carrying value or their fair value less costs to sell as “Assets of discontinued operations” and “Liabilities of discontinued operations” in the consolidated statements of financial position, respectively. The assets included in “Assets of discontinued operations” are not being depreciated. The results of operations of Early Stage are included in “(Loss) income from discontinued operations, net of income taxes” in the consolidated statements of operations. As a result of MDS’s intention to sell Early Stage, the Company estimated the loss on sale utilizing a fair value based on appraisals, estimated net proceeds upon sale, and discounted cash flows. As a result, the Company recorded an estimated pre-tax loss on sale of $13 million in the fourth quarter of fiscal 2009. This estimated loss on sale includes recognition of an unrealized foreign currency translation gain of $44 million. In addition, the Company recorded non-cash long-lived asset impairment charge of $2 million and $7 million in the fourth and third quarter of fiscal 2009, respectively, in “(Loss) income from discontinued operations, net of income taxes”.

As of October 31, 2009, total assets of Early Stage included in “Assets of discontinued operations” are $208 million (2008 - $301 million), which includes accounts receivable of $37 million (2008 - $54 million), unbilled revenue of $29 million (2008 - $34 million), and property, plan equipment of $107 million (2008 - $127 million). Total liabilities of Early Stage included in “Liabilities of discontinued operations” are $107 million (2008 - $92 million), which includes accounts payable and accrued liabilities of $58 million (2008 - $42 million) and deferred revenue of $18 million (2008 - $27 million).

Sale of MDS Analytical Technologies
On September 2, 2009, MDS announced that it has entered into an agreement to sell MDS Analytical Technologies (MDS AT) to Danaher Corporation (Danaher), which includes its two joint ventures, Applied Biosystems MDS Analytical Technologies Instruments (AB/MDS) and PerkinElmer Sciex Instruments (PKI/Sciex). Total consideration for this sale is $650 million in cash subject to certain closing adjustments including final working capital, cash, and indebtedness amounts. The sale remains subject to certain closing conditions and approvals, including clearance by the U.S. Federal Trade Commission. Under a separate arrangement, Danaher has agreed to purchase the portion of the AB/MDS joint venture partnership held by Life Technologies Corporation. Completion of each transaction is conditional on the concurrent closing of the other transaction.

The Company has reflected the total assets and total liabilities of MDS AT at the lower of their carrying value or fair value less costs to sell as “Assets of discontinued operations” and “Liabilities of discontinued operations” in the consolidated statements of financial position, respectively. The assets included in “Assets of discontinued operations” are not being depreciated. The carrying value of MDS AT’s net assets did not exceed its fair value less costs to sell resulting in no write-down of this business as of October 31, 2009. The results of operations of MDS AT are included in “(Loss) income from discontinued operations, net of income taxes” in the consolidated statements of operations. The Company expects to finalize the sale of MDS AT during the first calendar quarter of 2010 and the Company expects to record an after-tax gain on the sale in the range of $10 million to $20 million.

3.  Restructuring

During the fourth quarter of fiscal 2009, the Company announced a strategic repositioning of its businesses, which resulted in the planned sale of MDS Analytical Technologies and its intention to sell the remaining MDS Pharma Services Early Stage business. As a result of these activities, a pre-tax restructuring charge of $9 million was recorded to reflect the closure of the Company’s Toronto, Canada corporate office and establishment of its corporate headquarters in Ottawa, Canada. The restructuring charge is for estimated workforce reductions including severance and benefit costs. These restructuring activities are expected to be completed in fiscal 2010 and additional restructuring charges may be incurred.

As of October 31, 2009, the restructuring provision of $8 million (2008 - $1 million) is included in accrued liabilities in the consolidated statements of financial position.